December 13, 2016

VIA E-MAIL

Mr. Dominic Minore, Esq.

Ms. Megan Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Saratoga Investment Corp. Registration Statement on Form N-2 (File No. 333-214182)

Dear Mr. Minore:

On behalf of Saratoga Investment Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on December 12, 2016 regarding the Company’s Registration Statement on Form N-2 (File No. 333-214182) as filed with the SEC on December 12, 2016 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1. Initial Comment: Under a section captioned “Additional Underwriter Compensation” provide a description of the terms of any agreement that the Company will have entered into with the underwriters for services other than distribution, and specify the nature of the services that the underwriter has provided or will provide thereunder that differ from typical underwriting services. Please disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually, and file all such agreements as exhibits in a pre-effective amendment to the registration statement.

Initial Response: The Company advises the Staff that it has not entered into any agreement with the underwriter except for the distribution agreement related to the offering.

Division of Investment Management

December 13, 2016

Follow-up Comment: Please confirm that this response remains accurate as it relates to the additional underwriters added since the Company’s last response letter.

Follow-up Response: The Company confirms that this response remains accurate as it relates to the additional underwriters added since the Company’s last response letter.

2. Comment: On page 14 under “Ranking of the 20XX Notes,” the last sentence of the penultimate bullet point states, “[c]urrently, we do not have any secured indebtedness at the Saratoga Investment Corp. level.” While accurate, this statement could be misleading because page 9 says, “all of our assets are subject to security interests.” Please delete the line on page 14 and page 142. This revision can be reflected in the final prospectus.

Response: The Company hereby undertakes to make the revision requested by the Staff in the Company’s final prospectus.

3. Comment: Please file the exhibit entitled “Statement of Computation of Ratios of Earnings to Fixed Charges” by post-effective amendment shortly after the Registration Statement is declared effective.

Response: The Company hereby undertakes to comply with this request

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	Henri Steenkamp
Chief Financial Officer
Saratoga Investment Corp.